Exhibit 99.2

Nokia Electronic Voting Instructions You can vote by Internet or telephone! Nokia Corporation encourages you to take advantage of new and convenient ways by which you can vote your shares. You can vote your shares electronically through the Internet or by telephone by the Voting Deadline. This eliminates the need to return your proxy card. Vote by Internet Log on to the Internet and go to www.citi.com/dr. Click on “Investors” and then click on “Voting by Internet”. Follow the steps outlined on the secured website. Or with your Smartphone scan the QR code to cast your vote now. Vote by telephone Call toll free 1-800-652-VOTE (8683) within the United States, Canada & Puerto Rico any time on a touch tone telephone. There is NO CHARGE to you for the call. Follow the instructions provided by the recorded message. Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. Extraordinary General Meeting Proxy Card 1234 5678 9012 345 IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. If this Voting Card is signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue. For Against Abstain For Against Abstain N/A Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below Please sign your name to the Voting Card exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Cards executed by a corporation should be signed in full corporate name by a duly authorized officer with full title as such. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box.

At the Extraordinary General Meeting, the following matters will be considered: 1. Opening of the Meeting 2. Matters of order for the Meeting 3. Election of the persons to confirm the minutes and to verify the counting of votes 4. Recording the legal convening of the Meeting and quorum 5. Recording the attendance at the Meeting and adoption of the list of votes 6. Proposal of the Board of Directors to confirm and approve the Sale of the Devices & Services Business* 7. Closing of the Meeting For more details on the above agenda items please refer to the Company’s Notice of Meeting and the Proxy Materials at http://www.nokia.com/gm AND http://www.citi.com/dr (click on “Nokia EGM”) and in the enclosed Depositary’s Notice. If this Voting Card is signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to vote “FOR” the unmarked issue. The last voting instructions delivered to the depositary become irrevocable after 5:00 PM (New York City time) on November 1, 2013. * The term “Sale of the Devices & Services Business” means the transactions contemplated by the Stock and Asset Purchase Agreement, dated as of September 2, 2013, by and between Nokia Corporation and Microsoft International Holdings B.V., a wholly owned subsidiary of Microsoft Corporation. IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. To be signed, completed and returned to Citibank, N.A., as Depositary for Nokia Proxy c/o Citibank Shareholder Services P.O. Box 43124, RI 02940-5140 prior to 5:00 P.M. (New York City time) on November 1, 2013 for action to be taken. 2013 VOTING CARD AMERICAN DEPOSITARY SHARES Nokia Corporation (the “Company”) ADS CUSIP No.: 654902204. ADS Record Date: September 13, 2013. Meeting: Extraordinary General Meeting to be held on Tuesday, November 19, 2013, at 2:00 p.m. (Helsinki Time) at Barona Areena, Espoo, Finland (the “Meeting”). Deposited Securities: Shares of Common Stock of the Company. You as the undersigned holder, as of the close of business on November 6, 2013, of the American Depositary Receipts (the “ADRs”) issued under the Deposit Agreement and evidencing the number of American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”) and of the Deposited Securities, acknowledge receipt of a copy of the Depositary’s Notice of Meeting and by signing the reverse side hereof: (1) certify that you are a record holder of ADSs as of the close of business on November 6, 2013; (2) authorize and direct the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) your Deposited Securities represented by your ADSs in the manner indicated on the reverse side hereof; (3) authorize and direct the Depositary to temporarily record your Deposited Securities represented by your ADSs on the Register of Shareholders of the Company in your name on the Finnish Record Date of November 7, 2013; and (4) authorize and direct the Depositary to disclose your name, address, number of Deposited Securities held and account number to the Company and the Finnish Registrar for the purpose of temporarily recording your name and number of shares on the Register of Shareholders of the Company.